UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of August 2018
Commission File No.: 001-35773

REDHILL BIOPHARMA LTD.
(Translation of registrant's name into English)

21 Ha'arba'a Street, Tel Aviv, 64739, Israel
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F [ X ]      Form 40-F [   ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Attached hereto as Exhibit 99.1 and incorporated by reference herein is a press release issued by the Registrant on July 30, 2018 entitled:

"RedHill Biopharma Elaborates on Its Announced Positive Top-Line Results from Phase III Study of RHB-104 in Crohn’s Disease"

This Form 6-K and related exhibit are incorporated by reference into the Company's Registration Statements on Form S-8 filed with the Securities and Exchange Commission on May 2, 2013 (Registration No. 333-188286), on October 29, 2015 (Registration No. 333-207654), on July 25, 2017 (Registration No. 333-219441) and May 23, 2018 (Registration No. 333-225122), and its Registration Statements on Form F-3 filed with the Securities and Exchange Commission on February 25, 2016 (Registration No. 333-209702) and on July 23, 2018 (Registration No. 333-226278).

Exhibit No.	Description of Exhibit

99.1	Press Release, August 1, 2018

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

REDHILL BIOPHARMA LTD.
(Registrant)

Date: August 1, 2018	By: /s/ Dror Ben-Asher
Dror Ben-Asher
Chief Executive Officer